Preston | Gates | Ellis LLP

1900 Main Street, Suite 600

Irvine, California 92614-7319

October 12, 2005

VIA EDGAR

Pamela A. Long

Assistant Director

Securities & Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Global ePoint, Inc.
Registration Statements on Form S-3
File Nos. 333-127734; 333-127735

Dear Ms. Long:

On behalf of our client, Global ePoint, Inc. (the “Company”), we are responding to your comment letter to Toresa Lou, Chief Executive Officer of the Company, dated October 7, 2005. Responsive Pre-Effective Amendments No. 2 have been filed concurrently herewith via EDGAR and has been marked to show changes from the original filings. The numbered items correspond to the numbers contained in your letter.

1.	We have filed the requested amendments to the Form 10-QSB filed on May 23, 2005, and the Form 8-K filed on June 9, 2005, to include the Subscription Agreement and Securities Purchase Agreement, respectively, and all related schedules and exhibits. Please note that we have removed all other content from the Form 10-QSB and Form 8-K, and the Forms 10-QSB/A and 8-K/A include only the above-referenced agreements. In addition, we have deleted the original paragraph #3, which relates to financial matters, from the Certifications of the Chief Financial Officer and Chief Executive Officer filed with the Form 10-QSB/A, pursuant to our conversation with Matt Franker of your offices and in accordance with Question 5 of the Frequently Asked Questions regarding the Sarbanes-Oxley Act on the Commission’s website.

2.	We have made the requested change to the footnote regarding the warrants owned by M.A.G. Capital, LLC and its affiliates, and corrected the selling stockholder table so the total number of shares offered corresponds to the number on the cover page.

Securities & Exchange Commission

Division of Corporation Finance

October 12, 2005

3.	We have made the requested revisions to the section “Description of Securities to be Registered” in each prospectus.

We acknowledge the Staff’s supplemental instructions and advisements provided in its comment letter. If you have any further questions concerning this filing or require additional information, please contact the undersigned at (949) 623-3537.

Very truly yours,

/s/ Veronica L. Nitschke

Veronica L. Nitschke

cc:	Global ePoint, Inc.

Matt Franker,
Securities & Exchange Commission
Division of Corporation Finance

Daniel K. Donahue, Esq.